Exhibit 99.2

November 2016 Origin Agritech Limited Agricultural and Rural Strategies October 22, 2018 1

2 Safe Harbor Statement This presentation may contain forward - looking statements. All forward - looking statements included in this presentation are based on information available to us on the dote hereof. These statements involve known and unknown risks, uncertainties and other factors, which may cause our actual results to differ materially from those implied by the forward - looking statements. In some cases, you can identify forward - looking statements by terminology such as “may” ”will” “should,” “could,” ”expects,“ ”plans,” “anticipates,” “believes,” “estimates,” “predicts,” “potential” “targets,” “goals,” “projects,” “continue,” or variations of such words, similar expressions, or the negative of these terms or other comparable terminology. Although we believe that the expectations reflected in the forward - looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. Therefore, actual results may differ materially and adversely from those expressed in any forward - looking statements. Neither we nor any other person can assume responsibility for the accuracy and completeness of forward - looking statements. Important factors that may cause actual results to differ from expectations include, but are not limited to, those risk factors discussed in Origin's filings with the SEC including its annual report on Form 20 - F filed with the SEC. We undertake no obligation to revise or update publicly any forward - looking statements for any reason.

Outline » Investment Highlights » Agricultural and Rural Opportunities » Origin’s Integrated Strategy  Corn Seed & Biotech  SEED+ Rural e - commerce: Origin e - Commune Network  Strategic partner: Integrated Saline - Alkaline Land Reclamation Technology 3

Investment Highlights • 20 + years of Superior Brand & Operating Experience • Solid commercial corn seed business • Revolutionary e - commune network, expecting revenue over RMB1 billion in FY2019 • Technology Leadership: Seed Biotechnology & seed breeding • Cooperation on New Business: Integrated Saline - Alkaline Land Reclamation Technology, expect to be commercialized in FY2019 with the target planting area of over 1million mu (~165,000 acres) 4

Agricultural and Rural Opportunities Origin’s advantages: » 20+ years operating in rural China with superior brand name; » Broad geographic exposure across vast farmland in China; » Large rural customer base with a network of over 30,000 distributors/ retailers and exposure to over 10 million farmers throughout China over 20 years of operation in rural China; » Management experience and understanding in rural area agricultural business and consumer behavior; » Experience in online sales of seed products; » Experience in supply source tracking for seed products. 5

Agricultural and Rural Opportunities What‘s New and Happening: » Chinese Government’s focus on New Rural Regions; » Penetration of smart phone and 4G network in the rural regions; » E - commerce technologies going to the rural regions in China; » Recent trade disputes between China and the U.S .; » Food demand and security getting more attention; » Arable land shrinking while huge unarable saline and alkaline land available. 6

Agricultural and Rural Opportunities 7 Opportunities Facing Origin Origin’s Competitive Advantages New Market Trends New Environments Opportunities » Revolutionize the Chinese ag. distribution network; » Provide integrated and customized technology solution to the farmers; » Find solutions to meet the increasing food demand.

Agricultural and Rural Opportunities Corn Seed RMB 15B All Seed RMB 80B Ag Inputs RMB >1Trillion Rural Consumption > RMB 5Trillion Market Potential in China 8 Sources: Chinese Ministry of Agriculture Ag Inputs estimate assumption: 1.8 billion mu arable land; >RMB600/mu Ag Inputs, including seed, fertilizer, crop protection, ag equipment, services, etc.; Rural Consumption estimate assumption: 800 million rural population, >RMB7,000 per capita consumption

Origin’s Integrated Strategy • Corn Seed & Biotech » After termination of commercial seed business divestiture, we kept the majority of revenue generating business as well as the headquarters building in Beijing; » Entered More Cooperation Programs for Biotech Traits, preparing for the commercialization of seed biotechnologies in China; » Started genome editing R&D program, expanding seed biotechnology platform; » Five new seed varieties have been approved in 2018; » Outstanding corn seed germplasm collection; » State - of - art breeding technologies. 9

Origin’s Integrated Strategy • SEED+ Rural e - commerce: Origin e - Commune Network » Initiated revolutionary e - commune network to provide integrated and customized solutions to the farmers; » Three joint ventures (more to come) established as the cornerstone of the Origin e - Commune Network, which is based on the e - commerce technologies and Origin's strong brand equity across rural China; » Distributors, retailers and farmers will be the members of the e - commune network, creating a large community for broader product offering and better services; » Through the e - Commune Network, Origin is expanding its business from seeds to much broader products including seeds, fertilizer, ag. chemicals, and grain collection services. 10

Origin’s Integrated Strategy • Strategic partner: Integrated Saline - Alkaline Land Reclamation (ISALR) Technology » Origin and Longhan has entered into a strategic cooperation agreement and a share subscription agreement to commercialize the ISALR technology in 2019, both in China and globally; » Partners will integrate the comprehensive ISALR technology, which include seed treatment, soil treatment technologies and seed breeding & biotechnology, as well as Origin’s agricultural business platform; » Successful performance demonstrated in multiple regions with different crops; » The yield improvement for different crops ranges from 10 - 15% in medium level saline - alkaline land and over 15% for heavy saline - alkaline soil. 11

ISALR Technology ISALR Technology Seed Treatment Origin hybrid seed products with Origin biotech traits Seed Breeding Seed Biotechnology Soil Treatment • ISALR Technology combines Longhan’s molecular biotechnology for seed treatment and soil treatment with Origin’s seed breeding and seed biotechnology

Saline and Alkaline Land – Hope for Food Security 100 million hectare in China; 1 billion hectare globally 13 Main Saline and Alkaline Land as the percentage of total arable land Source: Chinese National Geography

2018 Field Testing in Xinjiang, China 300mu heavy saline - alkaline soil cotton field testing Control ISALR Technology

2018 Field Testing in Heilongjiang, China 50mu Soybean field testing in a lightly saline - alkaline soil Control ISALR Technology

2018 Field Testing in Heilongjiang, China 50mu corn field testing Control ISALR Technology

2018 Field Testing in The Republic of Uzbekistan 17 Control ISALR Technology 50 mu cotton field testing in Chimboy , Uzbekistan

Origin's Integrated Agricultural and Rural Strategy


Origin e-Commune Network
ISALR Technology Commercialization
Origin e-commerce platform
Origin's regional JVs
E-Commune Members
Distributors
Retails
Farmers
Product & Services
Seeds
Fertilizer
Ag. Chemicals
Ag. Equipment
Grain Collections
Government Supports
Belt & Road Initiative
Integrated Ag. Projects
ISALR Technology
Seed breeding
Seed biotechnology
Seed treatment
Soil treatment

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Summary • Revolutionary Origin e - Commune N etwork is now in operation. Expecting revenues of over RMB1 billion in FY2019; • The cooperation project with Longhan for ISALR commercialization initiated. Expecting target planting area of over 1million mu (~165,000 acres ) in FY2019; • Entered More Cooperation Programs for Biotech Traits, preparing for the commercialization of biotechnologies in China; • Started genome editing R&D program, expanding seed biotechnology platform; • Revenue generating corn seed business and the headquarters building in Beijing are kept with the Company. Expecting positive operating cash flow for the corn seed commercial business. 19

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